Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Twelve Months Ended July 31,
	2017	2016	2015	2014	2013
Earnings:
Income before provision for income taxes	$32,442	$28,230	$18,884	$266	$15,201
Add: Fixed Charges	5,217	1,246	1,897	3,402	2,160
Total Earnings	$37,659	$29,476	$20,781	$3,668	$17,361
Fixed Charges:
Interest expense (1)	$4,817	$799	$1,407	$2,854	$1,771
Estimated interest component of rental expense	400	447	490	548	389
Total Fixed Charges	$5.217	$1,246	$1,897	$3,402	$2,160
Ratio of Earnings to Fixed Charges	7.2	23.7	11.0	1.1	8.0

(1)Includes amortization of debt issuance costs.